Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest Charges	$92,340	$91,598	$83,545	$82,860	$91,318	$91,572
Interest applicable to rentals	14,440	6,612	6,492	5,768	5,350	5,131

Total fixed charges, as defined	106,780	98,210	90,037	88,628	96,668	96,703

Preferred dividends, as defined (a)	15,275	8,483	11,310	11,310	11,310	11,310

Combined fixed charges and preferred dividends, as defined	$122,055	$106,693	$101,347	$99,938	$107,978	$108,013

Earnings as defined:
Net Income	$66,875	$172,618	$164,891	$152,365	$161,948	$175,599
Add:
Provision for income taxes:
Total	81,756	112,944	132,765	94,806	91,787	99,360
Fixed charges as above	106,780	98,210	90,037	88,628	96,668	96,703

Total earnings, as defined	$255,411	$383,772	$387,693	$335,799	$350,403	$371,662

Ratio of earnings to fixed charges, as defined	2.39	3.91	4.31	3.79	3.62	3.84

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.09	3.60	3.83	3.36	3.25	3.44

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.